UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2012.

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2012 (the “Meeting”).

There were three (3) stockholders present, all of them by proxy, with an aggregate of 5,579,624 shares, representing 77.47% of the capital stock and 97.34% of the votes, with one stockholder having registered 5,330,400 common shares, with an aggregate par value of $53,304,000 and 5,330,400 votes, and two (2) stockholders having registered 249,224 Class A Preferred Shares, with a par value of $10 each and one vote per share.

1)	Appointment of two stockholders to approve and sign the Minutes.

The meeting resolved that the two stockholders present at the meeting, who registered the highest amount of shares to participate in it, should sign the Minutes.

2)	Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] and the Buenos Aires Stock Exchange and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2011.

The Meeting resolved to approve the Annual Report, including the Report on CNV’s Corporate Governance Code, attached thereto as Schedule I, Supplementary Financial Information, Report pursuant to Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all their Charts, Notes and Schedules, which are recorded in the Inventory and Balance Sheet Book No. 15/16, Report of the Supervisory Committee and Annual Report of the Audit Committee, all documents relating to the fiscal year ended December 31, 2011 (excluding the consideration of the non-appropriated profit/(loss) amount, since such matter was specifically considered in another Item of the Agenda) in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively. The Meeting also resolved to approve the financial documents in English required by the U.S. Securities & Exchange Commission.

3)	Consideration of the attribution of the non-appropriated profit amount as of December 31, 2011 of AR$ 3,483 million. Attribution of the non-appropriated profit amount to payment of dividends in cash; or capitalization by means of distribution of dividends in shares; or creation of voluntary reserves; or redemption of Class A Preferred Shares; or a combination of any of the above, as decided by the stockholders’ meeting and in such amounts as the stockholders’ meeting may determine for each of the above alternatives.

Based on the Company’s lack of liquidity as of the date of the Meeting, the Meeting resolved to allocate the entire non-appropriated profit amount as of December 31, 2011 to the creation of a voluntary reserve for the future distribution of dividends. Since the voluntary reserve exceeds the Company’s capital and legal reserves, such resolution was passed by the majority provided by Section 244, last paragraph, of Law 19,550, for extraordinary meetings (i.e., the majority of all shares entitled to vote).

4)	Consideration of the performance of the Board of Directors and the Supervisory Committee since April 7, 2011 until the date of this shareholders’ meeting.

The meeting resolved to approve the performance of the members of the Board of Directors and the Supervisory Committee since April 7, 2011 until the date of this stockholders’ meeting.

5)	Consideration of the compensation of the Board of Directors for their performance during Fiscal Year 2011. Proposal of payment of a total amount of AR$ 2,100,000, which is within the 5% limit set forth by Section 261 of Law 19, 550 with respect to the “calculated profits” for such fiscal year.

The Meeting resolved to approve compensation for services rendered by the Board of Directors during Fiscal Year 2011, in an amount of AR$ 2,100,000 to be paid to the Board’s members in the manner to be decided by them, against which all advance payments received by the directors during Fiscal Year 2011 and until the date of the Meeting will be computed.

6)	Authorization to the Board of Directors to make advance payments of fees payable up to AR$ 2,000,000 to those directors who shall perform their duties during the twenty-fourth fiscal year (from the date of this shareholders’ meeting until the date of the annual shareholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such shareholders’ meeting.

The Meeting authorized the Board of Directors to make advances of up to an aggregate amount of AR$ 2,000,000 to all Board’s members serving during Fiscal Year 2012, subject to ratification at the shareholders’ meeting in which the financial documents for such year will be considered, and to increase said amount in case of inflation.

7)	Consideration of the fees payable to the Supervisory Committee for their performance during Fiscal Year 2011. Proposal of payment of an aggregate amount of AR$ 450,660.

The Meeting resolved to approve compensation in an aggregate amount of AR$450,660 for the Supervisory Committee for services rendered during Fiscal Year 2011, and to authorize the Supervisory Committee to distribute such compensation in the manner it deems convenient, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2011 and until the date of the Meeting will be computed.

8)	Authorization to make advance payments of fees payable up to AR$ 450,000 to those supervisory committee members who shall perform their duties during the twentieth-fourth fiscal year (from the date of this shareholders’ meeting until the date of the annual shareholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such shareholders’ meeting.

The Meeting authorized the Board of Directors to make advances of up to AR$ 450,000 to the members of the Supervisory Committee to be appointed for the twenty-fourth fiscal year, subject to ratification at the shareholders’ meeting in which the financial documents for such year will be considered, and authorized the Board to increase said amount in case of inflation.

9)	Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2012.

The Meeting resolved to approve the appointment of Messrs. Adela Alicia Codagnone, Diego María Serrano Redonnet and Gerardo Prieto as regular members of the Supervisory Committee, and, as alternate members, of Messrs. Cristian Alberto Kruger and Pablo Rueda (either of whom will replace either of regular members Messrs. Adela Alicia Codagnone and Diego María Serrano Redonet) and Mr. Guillermo Feldberg (who will replace Mr. Gerardo Prieto).

Pursuant to Section 4 of Chapter XXI of the rules of the Comisión Nacional de Valores, it was informed at the Meeting that Messrs. Adela Alicia Codagnone, Diego María Serrano Redonnet, Cristian Alberto Kruger and Pablo Rueda are lawyers and belong to the law firm “Estudio Jurídico Pérez Alati”, which is covered by the scenarios listed in the third paragraph of Section 4 of Chapter XXI of the rules of the Comisión Nacional de Valores, and Messrs. Gerardo Prieto and Guillermo Feldberg are certified public accountants and none of them fulfills the conditions that Technical Resolution No. 15 of the FACPCE [Federación de Consejos Profesionales de Ciencias Económicas] provides as necessary for an accountant to be considered “Not Independent”, nor are they covered by any of the scenarios listed in the third paragraph of Section 4 of Chapter XXI of the rules of the Comisión Nacional de Valores. In addition, it was informed that neither the proposed members of the Supervisory Committee nor the firms which they belong to, nor any other professionals belonging to such firms, have ever been external auditors of the Company, nor will they be proposed as such by Sofora Telecomunicaciones S.A.

10)	Determination of the compensation to the external auditors for the accounting statements corresponding to Fiscal Year 2011.

The Meeting approved as total fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2011, an amount of AR$ 189,607 (VAT included).

11)	Appointment of external auditors for accounting statements for Fiscal Year 2012 and determination of their compensation.

The Meeting approved the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2012. The Meeting also approved that the external auditors’ fees be fixed by the shareholders’ meeting in which the financial documents for Fiscal Year 2012 will be considered, and to authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees.

12)	Consideration of the Audit Committee budget for Fiscal Year 2012.

The Meeting approved a budget of AR$ 50,000 for the activities and training of the Audit Committee during Fiscal Year 2012.

13)	Ratification of the appointment of an alternate director by the Supervisory Committee.

The Meeting ratified the appointment of Ms. María Paola Martinuzzi as Alternate Director of the Company, pursuant to Section 258, 2nd paragraph of Law No. 19,550.

Ms. Ofelia Sosa, representing the Buenos Aires Stock Exchange, attended the stockholders’ meeting.

Maria Blanco Salgado

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 2, 2012	By:	/s/ Jorge Alberto Firpo
	Name:	Jorge Alberto Firpo
	Title:	General Manager